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                              EMPLOYMENT AGREEMENT

     THIS AGREEMENT ("Agreement") is made and entered into this 23rd day of June, 1997 by and between GEORGE A. ISAAC, III (the "Executive") and METAL MANAGEMENT, INC., a Delaware corporation (the "Company").

     WHEREAS, the Company desires to employ the Executive and the Executive desires to accept such employment;

     NOW, THEREFORE, in consideration of the promises, mutual covenants and agreements contained herein, the Company and the Executive do hereby agree as follows:

        1. Employment and Duties. (a) On the terms and subject to the conditions set forth in this Agreement, the Company agrees to employ the Executive as the Executive Vice-President of the Company and Chief Executive Officer of the Isaac Corporation, Ferrex Trading Corporation, Paulding Recycling, Inc. and Briquetting Corporation of America, Inc. (the "Isaac Group") to perform such duties and responsibilities as are consistent with such positions. In connection with the Executive's position as Executive Vice-President, the Executive shall report to the Chairman of the Board of Directors and the Chief Executive Officer of the Company, and shall, among other things, participate in financial planning and analysis, information systems, financial and operational due diligence in connection with acquisitions, and strategy and planning for the integration of acquisitions. In connection with the Executive's position as Chief Executive Officer of the Isaac Group, the Executive shall report to the President and Chief Operating Officer of the Company and shall have overall management responsibility for the Isaac
Group's businesses.

        (b) Directorship. Effective upon the closing of the merger and purchase of the Company and the Isaac Group (the "Closing"), the Executive shall become a member of the


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Company's Board of Directors (the "Board of Directors"), and thereafter throughout the Employment Period the Company shall cause the Executive to be nominated for election to the Board of Directors. Failure of the Company to so nominate the Executive or the failure of the stockholders of the Company to elect the Executive to the Board of Directors following nomination, shall constitute "Good Reason" for the Executive to resign pursuant to Section 14(e) below and any such resignation shall be deemed a termination by the Company pursuant to Section 14(a) below.

        (c) Executive Committee. Effective as of the Closing, the Board of Directors shall amend the Bylaws of the Company in order to create an Executive Committee (the "Executive Committee") of the Board of Directors, which Executive Committee shall be authorized to act on behalf of and in the name of the Board of Directors during the periods between meetings of the full Board of Directors, including in regard to certain actions specified in
Section 1.2 of the stockholders' agreement for Metal Management, Inc. to be dated as of the closing of the Company's merger with Cozzi Iron & Metal, Inc. (the "Cozzi Closing") by and among T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi, Gregory P. Cozzi and the Company. The Executive Committee shall consist of the Chairman of the Board of Directors, the President and Chief Operating Officer of the Company or his successor on the Executive Committee, Frank J. Cozzi, and the Chief Executive Officer of the Company, and one or more other senior company executives chosen by the Executive Committee. The Executive shall be a member of the Executive Committee during the Employment Period, and as such the Executive shall participate in all decision-making by the Executive Committee, provided, however, that the Executive acknowledges and agrees that the Company shall not be in breach of this Agreement due to the Executive's refusal or inability to participate in decision-making by
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the Executive Committee from time to time due to personal reasons or personal unavailability. All actions by the Executive Committee shall be by majority vote, excepting, however, that no action may be taken by the Executive Committee without the unanimous consent of (i) Albert A. Cozzi, or his successor on the Executive Committee, Frank J. Cozzi, (ii) T. Benjamin Jennings, so long as he is then employed by the Company, and (iii) Gerard M. Jacobs, so long as he is then employed by the Company.

        2. Performance. The Executive accepts the employment described in
Section 1 above, and agrees to faithfully and diligently perform the duties and responsibilities described therein. The Executive shall devote time and attention to matters of the Company such that the Executive's services to the Company constitute his primary business activity. The Company acknowledges that the Executive may (i) engage in charitable and community affairs (including serving on the board of directors or similar management body of any charitable or community organization), (ii) serve on the board of directors of other companies which are not engaged in a business that directly or indirectly competes with the Company Business (as defined in Section 18 below), and (iii) make personal investments, to the extent such activities do not unreasonably interfere with his duties and responsibilities described in
Section 1 hereof.

        3. Term. The term of employment under this Agreement shall commence on the Closing (the "Commencement Date") and shall continue for a period of five
(5) years, ending on the fifth anniversary of the Closing, unless sooner terminated hereunder (the "Employment Period"). Upon expiration of the initial five-year term, the Employment Period shall be automatically renewed for successive one-year periods unless, at least one-year prior to the date that the Employment Period would otherwise expire by reason of lapse of time, either the Executive or the Company, as the case may be, notifies the other of its desire not to renew the

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Employment Period. For purposes of this Agreement, "Balance of the Term" shall mean the period beginning on the date of termination and ending on the date that the Employment Period would have ended pursuant to this Section 3 due to lapse of time (assuming no further renewals of the Employment Period beyond those already approved as of the date of termination), without regard to
Section 14.

        4. Salary. For all the services to be rendered by the Executive hereunder, the Company agrees to pay, during the Employment Period, a base salary ("Salary") at an initial rate of Two Hundred and Seventy-Five Thousand Dollars ($275,000.00) per Contract Year, payable in the manner and frequency in which the Company's payroll is customarily handled. For purposes of this Agreement, "Contract Year" shall mean a one-year period commencing on the Commencement Date or on any anniversary of the Commencement Date. The Company may increase the Executive's Salary at any time, or from time to time, during the Employment Period, provided, however, that the Company may not at any time reduce the Salary from its then-current level. In no event shall the Salary paid hereunder with respect to any Contract Year be less than seventy-five percent (75%) of the base salary paid to the highest paid member of the Executive Committee with respect to such Contract Year, provided, however, that during the first eighteen (18) months of the Employment Period the Salary shall in no event be less than one-hundred percent (100%) of the base salary paid to the highest paid member of the Executive Committee during such 18-month period.

        5. Incentive Compensation. In addition to the Executive's Salary and Cash Bonus compensation (as defined below), the Company shall grant the Executive the following stock warrants.

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        (a) Stock Warrants. On the Commencement Date, the Company shall grant the Executive warrants to purchase seventy-six thousand nine hundred twenty-three (76,923) shares of common stock of the Company at an exercise price of Thirteen Dollars ($13.00) per share. The above-described warrants shall be immediately and fully exercisable on the Commencement Date and shall remain exercisable and not subject to forfeiture until February 1, 1998. If the warrants granted under this Section 5(a) have not been exercised in accordance with their terms prior to or on February 1, 1998, then they shall expire without exercise and shall be considered void and terminated.

        (b) Other Stock Terms.

            (i) All warrants issued pursuant to Section 5(a) and Section 18(g) shall be governed by and subject to all conditions, terms and restrictions in the actual warrant which is attached hereto as Attachment A and hereby incorporated by reference.

            (ii) The Company represents and warrants to the Executive that each grant of warrants to purchase shares of common stock of the Company hereunder shall be an exempt acquisition under Section 16(b) of the Securities Exchange Act of 1934.

            (iii) The Executive acknowledges that the Company's common stock is publicly traded and is subject to various federal and state securities laws and that the shares acquired upon the exercise of the warrants granted under this Agreement (the "Shares") are being issued

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        pursuant to such laws and agrees that he will comply with any and all applicable laws and regulations governing the Shares.

            (iv) The Company shall use its best efforts to file as soon as practicable, and shall use its best efforts to cause to remain effective, a registration statement(s) as may be necessary to permit the Executive to sell in the public market any and all Shares acquired hereunder, provided, that the Executive understands and agrees that this Section 5(b) (iv) shall not be deemed to impose any obligation upon the Company to take any action whatsoever that, in the opinion of the Executive Committee, would or might delay or hinder any material transaction involving the Company, including but not limited to any of the Company's acquisitions (such as its pending mergers with Cozzi Iron & Metal, Inc. and Proler Southwest) or any of the Company's debt or equity financings (such as its contemplated high yield debt offering), or that would or might be deemed to be a default or violation of any of the Company's contracts in regard to any of such transactions or financings, including but not limited to any "blackout" periods imposed by the Company's underwriters. Notwithstanding the foregoing, the Executive shall have the right to participate on the same terms and conditions in any and all registration rights afforded to T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi or Gregory P. Cozzi.

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           (v) The respective warrants granted under Section 5(a) herein shall be "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended, to the fullest extent permitted by applicable law.

        (c) The Executive shall be eligible to participate in and receive awards under any other stock-based plans of the Company pursuant to Section 12 below.

     6. Cash Bonus Compensation. The Executive shall be entitled to the following bonus compensation:

        (a) Annual Cash Bonus. On each anniversary of the Commencement Date, the Executive shall be entitled to a minimum annual cash bonus (the "Annual Cash Bonus") in an amount equal to twenty-five percent (25%) of his Salary for the Contract Year then ended, or, in the event the Employment Period is terminated for any reason during a Contract Year, a prorated amount equal to twenty-five percent (25%) of the Executive's Salary in such Contract Year multiplied by a fraction, the numerator of which is the number of calendar days in which the Executive was employed by the Company during such Contract Year and the denominator of which is 365. The Company shall pay the Annual Cash Bonus to the Executive no later than thirty (30) days after the end of such Contract
Year or, in the event the Employment Period is terminated during the Contract Year, five (5) days after the date the Employment Period is terminated. In no event shall the Annual Cash Bonus percentage used to calculate the Executive's Annual Cash Bonus with respect to any Contract Year be less than the guaranteed annual cash bonus percentage used to calculate any guaranteed annual cash bonus paid to any other member of the Executive Committee with respect to such Contract Year.

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     (b) Additional Bonus. The Executive shall be eligible to receive additional cash bonuses pursuant to Section 12 below.

     7. Vacation. In accordance with the policies and rules governing the vacation of other members of the Executive Committee, the Executive shall be entitled to take vacations with pay, during each year of service under this Agreement, to be taken during the year at such time or times as may be approved by the Company. Such vacation shall be at least four (4) weeks, but no less than the vacation granted other members of the Executive Committee. Unless otherwise established for members of the Executive Committee, unused vacation days shall not be accumulated from one year to the next.

     8. Sick Leave. In accordance with the policies and rules governing the sick leave of other members of the Executive Committee, the Executive shall be allowed paid sick leave during each year of service under this Agreement. Unless otherwise established for members of the Executive Committee, unused sick leave shall not be accumulated from one year to the next.

     9. Disability Benefit. If at any time during the Employment Period the Executive is unable to perform fully his duties hereunder for a period of six
(6) consecutive months by reason of illness, accident, or other physical or mental disability (as confirmed by competent medical evidence) and such condition may reasonably be expected to be permanent ("Total Disability"), the Executive shall be entitled to receive (i) any accrued but unpaid Salary, Annual Cash Bonus (determined in accordance with Section 6(a)) and prorated vacation, and any other amounts accrued but unpaid as of the date of termination, and (ii) any and all disability benefits then generally available to other members of the Executive Committee. In the event there is then no established policy regarding disability benefits afforded to a member of the

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Executive Committee or such benefits afforded to members of the Executive
Committee are less than seventy percent (70%) of the Executive's then-current Salary and Annual Cash Bonus for the Balance of the Term, then the Executive shall be entitled to receive periodic payments of seventy percent (70%) of his then-current Salary and Annual Cash Bonus (determined pursuant to Section 4 of this Agreement) for the Balance of the Term. If any dispute regarding the existence of the Executive's Total Disability arises, each party shall appoint a physician and such physicians shall jointly appoint a third physician, the decision of any two (2) of such physicians regarding the existence of Total Disability shall be binding upon the parties. Notwithstanding the foregoing provision, the amounts payable to the Executive pursuant to this Section 9 shall be reduced by any amounts received by the Executive with respect to any such incapacity pursuant to any insurance policy, plan, or other employee benefit provided to the Executive by the Company.


     10. Death Benefit. In the event of the death of the Executive during the Employment Period, the Company shall pay (i) any accrued but unpaid Salary, Annual Cash Bonus (determined in accordance with Section 6(a)) and prorated vacation, and any other amounts accrued but unpaid as of the date of termination, and (ii) any and all death benefits then generally available to other members of the Executive Committee. In the event there is then no established policy regarding death benefits afforded to a member of the Executive Committee or such benefits afforded members of the Executive Committee are less than a lump-sum payment equal to the Executive's then-current Salary and Annual Cash Bonus otherwise payable to the Executive for the one-year period immediately following the Executive's death, then the Executive shall be entitled to receive as a survivor's benefit, a lump-sum amount equal to the Executive's then-current Salary and Annual Cash Bonus that would otherwise be payable to the

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Executive pursuant to Section 4 of this Agreement for the one-year period immediately following the Executive's death. The benefits payable under this
Section 10 shall be paid to the person or persons designated by the Executive on the form provided by the Company or, in the absence of such a designation, as follows: (i) to the Executive's spouse if she survives him; (ii) if the Executive's spouse fails to survive the Executive, then in equal shares to the Executive's children who survive him; or (iii) if neither Executive's spouse nor any child survives the Executive, then all to the Executive's estate.

     11. Insurance. During the Employment Period, the Company shall apply for, procure and pay for, in the Executive's name and for the Executive's benefit with the Executive or the Executive's designee as the beneficiary, life insurance owned by the Executive in the following amounts: $500,000 through a term life policy and $500,000 through a whole life policy. The Executive shall submit to any medical or other examination and execute and deliver any application or other instrument in writing reasonably necessary to effectuate such insurance.

     12. Other Compensation, Benefits and Perquisites. The Executive's Salary shall be as described in Section 4 above; his Annual Cash Bonus shall be as described in Section 6(a) above; his vacation shall be as described in
Section 7 above; and his sick leave, disability benefit, death benefit and insurance shall be as described in Sections 8, 9, 10 and 11 above, respectively. In addition to the aforesaid types of compensation, benefits and perquisites, the Executive shall be entitled to participate in all other types of compensation, benefits and perquisites then generally available to other members of the Executive Committee, such as, but not limited to: cash bonuses in addition to guaranteed cash bonuses; stock option plans; 401(k) plans; welfare plans; severance pay arrangements; business travel policies; car allowance; medical insurance; dental insurance; dues, fees and costs (including travel) associated with

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membership and participation in professional, educational and other clubs and organizations, and attendance at professional, educational and other programs, presentations, workshops, seminars and conventions. Absent special circumstances identified by the Board of Directors of the Company in a duly adopted resolution, the Executive's participation in all such other types of compensation, benefits and perquisites shall, as nearly as practicable, be at the same levels as the other members of the Executive Committee, excepting only that the amount of the Executive's cash bonus (if any) in addition to his Annual Cash Bonus, and also the level of the Executive's participation in stock option grants and stock option plans (if any), shall be determined and granted by the Board of Directors from time to time based upon the Executive's responsibilities and performance, and shall not necessarily be in the same amounts or levels as are received by the other members of the Executive Committee. Notwithstanding the foregoing, if, absent special circumstances identified by the Board of Directors of the Company in a duly adopted resolution, the Executive's participation in any of such other types of compensation, benefits or perquisites -- other than the amount of the Executive's cash bonus (if any) in addition to his Annual Cash Bonus, and other than the level of the Executive's participation in stock option grants and stock option plans (if any) -- is not as nearly as practicable at the same levels as the other members of the Executive Committee, then the Executive's participation therein shall, without the need for any further action by any party, be deemed to be "upgraded" to the same levels as the other members of the Executive Committee. The Company shall at all times direct its Chief Financial Officer and its independent certified public accountants to cooperate fully with any oral or written inquiry from the Executive in regard to any types of compensation, benefits or perquisites then being enjoyed by the other members of the Executive Committee.

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Without limiting the generality of the foregoing, it is expressly agreed: that the Executive's car allowance from the Company shall be $1,000 per month, provided that any portion of such car allowance that is not being used to pay for the Executive's car shall be paid by the Company to the Executive as additional compensation in regard to such month; that the Executive shall also be fully reimbursed by the Company for all gas, oil, repairs, maintenance and insurance in regard to such car; and that the Company shall supply and pay all of the costs, fees and charges in regard to a Company telephone at the Executive's home office (if any), a car phone and a cellular phone. The Executive understands and agrees that the Executive Committee shall be permitted from time to time to establish an annual dollar limitation upon the Company's expenditures in regard to dues, fees and costs (including travel) associated with membership and participation in professional, educational and other clubs and organizations, and attendance at professional, educational and other programs, presentations, workshops, seminars and conventions, other than the Institute of Scrap Recycling Industries (ISRI), incurred by any member of the Executive Committee, which limitation shall be identical with respect to each member of the Executive Committee; provided that so long as the Company's common stock closes at a price per share at or above Ten Dollars ($10.00) per share on the first trading day of any fiscal year of the Company, then such annual limitation in regard to such fiscal year of the Company shall not be less than Twenty Thousand Dollars ($20,000.00) per member of the Executive Committee.

     13. Business Expense Reimbursement. The Company shall reimburse the Executive for the reasonable, ordinary, and necessary business expenses incurred by him in connection with the performance of his duties hereunder, including, but not limited to, ordinary and necessary travel, entertainment and phone expenses. The Executive shall provide the Company with an accounting of his expenses, which accounting shall clearly reflect which


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expenses are reimbursable by the Company. The Executive shall provide the
Company with such other supporting documentation and other substantiation of reimbursable expenses as will conform to Internal Revenue Service regulations or other requirements. All such reimbursements shall be payable by the Company to the Executive within a reasonable time after receipt by the Company of appropriate documentation thereof; provided, however, the Company shall have no obligation to reimburse any expenses for which appropriate and customary back-up documentation is not provided within ninety (90) days following accrual of the obligation in question.

     14. Termination.

         (a) Unilateral Termination. The Employment Period may be terminated by either party at any time by written notice of termination given to the other party at least ninety (90) days in advance of the termination date stated in such notice, provided that any such notice of termination given by the Company to the Executive shall be signed by all the other members of the Executive Committee.

         (b) Termination for Just Cause. The Company shall have the option to terminate the Employment Period, effective upon written notice of such termination to the Executive signed by all of the other members of the Executive Committee, for Just Cause. For purposes of this Agreement, the term "Just Cause" shall mean the occurrence of any one or more of the following events:

             (i) The willful and continued failure by the Executive to substantially perform his duties with the Company (other than any such failure resulting from termination by the Company pursuant to
         Section 14(a), Total Disability, retirement or death) after a demand for substantial

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         performance is delivered to the Executive that specifically identifies the manner in which the Company believes that the Executive has not substantially performed his duties, and the Executive fails to resume substantial performance of his duties on a continuous basis within fourteen (14) days of receiving such demand; provided, that if it is not reasonably possible for the Executive to resume such substantial performance within such fourteen (14) days, then such fourteen (14) day time period shall be extended to that minimum period of time during which it is reasonably possible for the Executive to resume such substantial performance;

             (ii) The willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise and the Executive's failure to cease engaging in such conduct within fourteen (14) days after a demand for such cessation is delivered to the Executive by the Company that specifically identifies such conduct; provided, however, that if it is not reasonably possible for the Executive to cease such conduct within such fourteen (14) days, then such fourteen (14) day time period shall be extended to that minimum period of time during which it is reasonably possible for the Executive to cease such conduct; or

             (iii) The Executive's conviction of a felony or a misdemeanor which materially impairs the Executive's ability substantially to perform his duties with the Company.

     For purposes of this subsection (b), an act, or failure to act, on the Executive's part, shall not be deemed "willful" unless done, or omitted to be done, by the Executive not in

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good faith and without a reasonable belief that his action or omission was in the best interest of the Company.

         (c) Termination Upon Death. The Employment Period shall automatically terminate upon the death of the Executive, without further action by the Company.

         (d) Termination Upon Disability. The Employment Period shall terminate thirty days after the Company notifies the Executive of a determination of Total Disability (as defined above) of the Executive, provided the Executive does not dispute such determination as provided in Section 9 hereof, in which case the date of termination for Total Disability shall be the date the Executive is determined to have a Total Disability pursuant to Section 9 hereof.

         (e) Termination for Good Reason. The Executive shall have the right to resign for Good Reason (as defined below) and any such resignation shall be deemed a termination by the Company pursuant to Section 14(a). For purposes of this Agreement, "Good Reason" shall mean (i) any material breach by the Company of its obligations hereunder, which is not cured by the Company within fourteen (14) days after the Company receives notice from the Executive describing such breach, (ii) any breach of the Company's obligations under
Section I above, which is not cured by the Company within fourteen (14) days after the Company receives notice from the Executive describing such breach,
(iii) any transfer of the Executive's principal work location to a location more than fifteen (15) miles from Toledo, Ohio, (iv) the termination of the Employment Period by the Executive for any reason or no reason at all at any time during the one-year period immediately following the date of a Change in Control, or (v) the termination of the Employment Period by the Executive for any reason or no reason at all at any time during the one-year period immediately following the date the Executive receives


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notice of non-renewal from the Company pursuant to Section 3 herein. For purposes of this Agreement, a "Change in Control" of the Company shall mean:

                        (i) The date that T. Benjamin Jennings ceases to serve as the Chairman of the Board of the Company;

                        (ii) The date that Gerard M. Jacobs ceases to serve as the Chief Executive Officer of the Company; or

                        (iii) A change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not the Company is then subject to such reporting requirement, that was not approved by the Executive Committee, provided that, without limitation, a Change in Control shall be deemed to have occurred if the following events occur without the affirmative vote of the Executive Committee:

                            (A) any "person" (as defined in Sections 13(d) and
                        14(d) of the Exchange Act), other than Albert A. Cozzi, Frank J. Cozzi and Gregory P. Cozzi and their respective heirs, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting

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                        power of the Company's then outstanding securities
                        computed on a fully diluted basis;

                            (B) during any period of two (2) consecutive years
                        (not including any period prior to the execution of this Agreement), there shall cease to be a majority of the Board of Directors comprised as follows: individuals who at the beginning of the Employment Period constitute the Board of Directors and any new director(s) whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the Employment Period or whose election or nomination for election was previously so approved; or

                            (C) the shareholders of the Company (a) approve a
                        merger or consolidation of the Company or a subsidiary of the Company with any other corporation, other than a merger with Cozzi Iron & Metal, Inc. and other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or

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

                       consolidation; or (b) approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

     15. Surrender of Properties. Upon termination of the Executive's employment with the Company, regardless of the reason therefor, the Executive shall promptly surrender to the Company all property provided him by the Company for use in relation to his employment and, in addition, the Executive shall surrender to the Company any and all sales materials, lists of customers and prospective customers, price lists, files, records, models, or other materials and information of or pertaining to the Company or its customers or prospective customers or the products, business, and operations of the Company.

     16. Toledo Headquarters. The Company acknowledges that the Executive shall be based in or within fifteen (15) miles of Toledo, Ohio during the Employment Period.

     17. Severance Pay. (a) Notwithstanding any other provision of this Agreement, if the Employment Period is terminated by the Company pursuant to
Section 14(a), the Company shall pay the Executive (i) any accrued but unpaid Salary, Annual Cash Bonus (determined in accordance with Section 6(a)) and prorated vacation, and any other amounts accrued but unpaid as of the date of termination, and (ii) a lump-sum severance payment equal to the greater of (A) the Executive's then-current Salary and Annual Cash Bonus for the Balance of the Term, or (B) the product of 2.99 multiplied by the Executive's highest total annual cash compensation (as reported by the Company on Internal Revenue Service Form W-2) earned by the Executive in any one of the three (3) calendar years immediately preceding the calendar year in which the termination occurs. In no event shall the formula used to calculate the Executive's lump-sum severance payment, described in subparagraph (ii) above, be less than the formula


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used to calculate the lump-sum severance payment of any other member of the
Executive Committee. In addition, (i) the Company shall continue all medical, dental and life insurance benefits at no cost to the Executive for the greater of (A) twelve (12) months, commencing on the date of termination of the Employment Period, or (B) the Balance of the Term (the provision by the Company of any such group health benefits shall not be considered continuation coverage pursuant to Section 4980B of the Internal Revenue Code of 1986, as amended, and such continuation coverage shall commence on the date that benefits provided hereunder cease), (ii) the ownership of all warrants and options granted to the Executive by the Company shall be immediately and fully vested in the Executive and shall remain outstanding and exercisable until the expiration date of such warrants and options (without regard to any early termination of such warrants or options resulting from the Executive's termination of employment with the Company), and (iii) all restricted stock of the Company not vested or released to the Executive prior to such date shall immediately be vested and released to the Executive and become nonforfeitable. Other than as provided herein, if the Employment Period is terminated by the Executive pursuant to Section 14(a) or by the Company as provided in Section 14(b) of this Agreement, the Company shall pay to the Executive any accrued but unpaid Salary, Annual Cash Bonus (determined in accordance with Section 6(a)) and prorated vacation, and any other amounts accrued but unpaid as of the date of termination. Any benefit payable pursuant to this Section 17 shall be paid to the Executive in a lump-sum within five (5) days after the termination of the Employment Period.

         (b) In the event that the Executive becomes entitled to the severance payments as provided herein, if it is determined that any of such payments will be subject to the tax or any other similar state or local excise taxes (the "Excise Tax") imposed by Section 4999 of the Code

(or any similar tax that may hereafter be imposed), the Executive shall have the option, but not the obligation, to reduce the amount of such payments to an amount which will result in the payments not being subject to the Excise Tax. The Company will cooperate with the Executive in every way possible to restructure the payments to achieve such result.

     18. Restrictive Covenants. In addition to any other obligation of the Executive under any other agreement with the Company, in order to assure that the Company will realize the benefits of this Agreement and in consideration of the employment set forth in this Agreement, the Executive agrees that he shall not during the Employment Period and for a period of thirty-six (36) months from the termination of the Employment Period; provided, that, in the event the Employment Period is terminated by the Company pursuant to Section 14(a) on or before the second anniversary of the Commencement Date, the thirty-six (36) month period provided herein shall be reduced to a twelve (12) month period; and provided further, that, in the event the Employment Period is terminated by the Company pursuant to Section 14(a) after the second anniversary of the Commencement Date, the thirty-six (36) month period provided herein shall be reduced to a thirty (30) month period:

           (a) directly or indirectly, alone or as a partner, joint venturer, member, officer, director, employee, consultant, agent, independent contractor, stockholder or in any other capacity of any company or business, engage in any business activity in the States of Michigan, Ohio or Indiana, which is directly or indirectly in competition with the Company Business; provided, however, that, the beneficial ownership of less than 5% of the shares of stock of any corporation having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall not be deemed, in and of itself, to violate the prohibitions of this Section;

           (b) directly or indirectly (i) induce any person which is a customer of the Company or any subsidiary or affiliate of the Company on the date of the termination of such Employment Period to patronize any business directly or indirectly in competition with the Company Business; (ii) canvass, solicit or accept from any person that is a customer of the Company or any subsidiary or affiliate of the Company on the date of the termination of the Employment Period, any such competitive business, or (iii) request or advise any person that is a customer of the Company Business on the date of the termination of the Employment Period to withdraw, curtail, or cancel any such customer's business with the Company or any affiliate or subsidiary of the Company;

           (c) directly or indirectly employ, or knowingly permit any company or business directly or indirectly controlled by him, to employ, any person who was employed by the Company or any subsidiary or affiliate of the Company on the date of the termination of the Employment
        Period or within six months prior to the date of termination of the Employment Period, or in any manner seek to induce any such person to leave his or her employment;

           (d) For purposes of this Agreement, "Company Business" shall mean scrap metal recycling and/or processing conducted by the Company or its subsidiaries or affiliates and any other business that the Company or its subsidiaries or affiliates may be engaged in (other than real estate development) at the time of the termination of the Employment Period.

           (e) Notwithstanding the foregoing, the Company acknowledges that the Executive presently has an interest in Miltec Resources and the Company agrees that such interest will not be considered a violation of this
        Section 18, provided, that the Executive shall be obligated to take such action as is reasonably necessary to divest himself of his interest in Miltec Resources over such period of time as may reasonably be expected not to have an adverse impact on the value of such interest or Miltec Resources; provided, that if the Executive does not fully divest himself of his interest in Miltec Resources within twelve (12) months following the Commencement Date, he shall be obligated to resign from the Board of Directors and shall not participate in the management or conduct of the business of, and shall not in any way perform services for, Miltec Resources. In addition, the Executive will not be considered to have violated this Section 18, if the Executive obtains an interest in or makes an investment in a business or enterprise which is not directly or indirectly in competition with the Company Business at the time such investment is made.

           (f) The Executive agrees and acknowledges that the restrictions contained in this Section 18 are reasonable in scope and duration and are necessary to protect the Company after the Commencement Date.
        If any provision of this Section 18 as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. The parties agree and acknowledge that the breach of this Section will cause irreparable damage to the Company and upon breach of any provision of this Section, the Company shall be entitled to injunctive relief, specific performance or other equitable relief; provided, however, that this shall in no way limit any other remedies which the Company may have (including, without limitation, the right to seek monetary damages).

           (g) In order to induce the Executive to enter into the Restrictive Covenants provided under this Section 18, on the Commencement Date, the Company shall grant the Executive warrants to purchase two hundred eighty-seven thousand five hundred (287,500) shares of common stock of the Company at an exercise price per share equal to the product of (i) .90 multiplied by (ii) the NASDAQ closing price per share of the common stock of the Company on the date of announcement of the Closing. The above-described warrants shall be immediately and fully exercisable on the Commencement Date and shall remain exercisable and not subject to forfeiture for any reason until the fifth anniversary of the date of the Closing. If the warrants granted under this Section 18(g) have not been exercised in accordance with their terms prior to or on the fifth anniversary of the date of the Closing, then they shall expire without exercise and shall be considered void and terminated. The Company's obligations with respect to the warrants granted hereunder are absolute and unconditional and shall not be affected by, and the Company shall not fail to honor the Executive's rights to exercise such warrants based on, any circumstances, including without limitation any set-off, counterclaim, recoupment, defense or other right which the Company may have pursuant to this Agreement, including without limitation, any claim regarding the Executive's failure to comply with the Restrictive Covenants provided herein. Except as specifically provided in this Section 18(g), the above-described warrants shall be governed by, and subject to the benefits contained in, Section 5(b) herein.

           (h) In the event of any conflict between the provisions of this
        Section 18 and the provisions (including Section 6.9) of the Purchase Agreement and Plan of Merger, dated June 23, 1997, the provisions of this Section 18 shall prevail.

        19. Confidentiality of Information: Duty of Non-Disclosure. The Executive acknowledges and agrees that his employment by the Company under this agreement necessarily involves his understanding of and access to certain trade secrets and confidential information pertaining to the business of the Company. Accordingly, the Executive agrees that after the date of this Agreement at all times, whether during or after the termination of the Employment Period, he will not, directly or indirectly, without the prior written consent of the Company, disclose to or use for the benefit of any person, corporation or other entity, or for himself any and all files, trade secrets or other confidential information concerning the internal affairs of the Company or its subsidiaries or affiliates, including, but not limited to, information pertaining to its clients, services, products, earnings, finances, operations, methods or other activities; provided, however, that the foregoing shall not apply to information which is of public record or is generally known, disclosed or available to the general public or the industry generally. Further, the Executive agrees that he shall not, directly or indirectly, remove or retain, without the express prior written consent of the Company, and upon termination of this Agreement for any reason shall return to the Company, any figures, calculations, letters, papers, records, computer disks, computer printouts, customer lists, price lists, other lists, contracts, business plans, forms, manuals, other documents, instruments, drawings, designs, programs, brochures, sales literature, or any copies or reproductions thereof, or any information or instruments derived therefrom, or any other similar information of any type or description, however such information might be obtained or recorded, arising out of or in any way relating to the business of the Company or obtained as a result of his employment by the Company. The Executive acknowledges that all of the foregoing are proprietary information, and are the exclusive property of the Company.

     20. Enforcement.

         (a) Upon presentation of a claim or claims (collectively, "Claims") arising out of or relating to this Agreement, or the breach hereof, by an aggrieved party, the other party shall have thirty (30) days in which to make such inquiries of the aggrieved party and conduct such investigations as it believes reasonably necessary to determine the validity of the Claims. At the end of such period of investigation, the complained of party shall either pay the amount of the Claims or the arbitration proceeding described immediately below shall be invoked.

         (b) In the event that the Claims are not settled by the procedure set forth immediately above, the Claims shall be submitted to arbitration conducted in accordance with the Commercial Arbitration Rules ("Rules") of the American Arbitration Association ("AAA") except as amplified or otherwise varied hereby.

         (c) The parties shall submit the dispute to the Chicago regional office of the AAA and the situs of the arbitration shall be Cook County, Illinois.

         (d) The arbitration shall be conducted by a single arbitrator. The parties shall appoint the single arbitrator to arbitrate the dispute within ten (10) business days of the submission of the dispute. In the absence of agreement as to the identity of the single arbitrator to arbitrate the dispute within such time, the AAA is authorized to appoint an arbitrator in accordance with the Rules, except that the arbitrator shall have as his principal place of business the Chicago metropolitan area.

         (e) The single arbitrator selected by the AAA shall be an attorney, accountant or other professional licensed to practice by the State of Illinois.

         (f) Notwithstanding anything in the Rules to the contrary, the arbitration award shall be made in accordance with the following procedure. Each party shall, at the commencement of the arbitration hearing, submit an initial statement of the amount each party proposes be selected by the arbitrator as the arbitration award ("Settlement Amount"). During the course of the arbitration, each party may vary its proposed Settlement Amount. At the end of the arbitration hearing, each party shall submit to the arbitrator its final Settlement Amount ("Final Settlement Amount"), and the arbitrator shall be required to select either one or the other Final Settlement Amounts as the arbitration award without discretion to select any other amount as the award. The arbitration award shall be paid within ten (10) business days after the award has been made, together with interest from the date of award at the rate of six percent (6%). Judgment upon the award may be entered in any federal or state court having jurisdiction over the parties and shall be final and binding.

     21. Costs of Enforcement. The Company shall reimburse the Executive for reasonable attorneys' fees and costs incurred by the Executive in connection with any claim by the Executive brought hereunder (including but not limited to all reasonable attorney's fees and costs incurred by the Executive in contesting or disputing any termination of the Employment Period or in seeking to obtain or enforce any right or benefit provided by this Agreement, or in connection with any tax audit or proceeding to the extent attributable to any payment or benefit provided hereunder), so long as such claim is brought in good faith.

     22. No Duty to Mitigate or Offset. The Executive shall not be required to mitigate or offset the amount of any payments that the Executive may receive from the Company as a result of the termination of the Employment Period. The amounts payable hereunder by the Company as a result of the termination of the Employment Period shall be considered liquidated damages and shall not be reduced by any amounts that the Executive earns through other employment or otherwise, except that the Company's obligation to continue medical, dental and life insurance benefits pursuant to Section 17 herein, shall be reduced by the amount of any such benefits provided to the Executive by any other employer.

     23. Indemnification. The Company hereby agrees to indemnify the Executive against all liabilities, costs, charges and expenses whatsoever incurred or sustained by the Executive in connection with any threatened, pending or completed action, suit or proceeding to which the Executive may be made a party or may be threatened to be made a party by reason of the Executive's being or having been a director, officer, employee, or agent of the Company or serving or having served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by applicable law. The Company shall advance all costs, charges and expenses, including legal fees, incurred by the Executive in connection with the Executive's defense of any claim for which the foregoing indemnity may apply. If it is subsequently determined that the Executive was not entitled to such indemnification, the Executive will reimburse the Company any amounts advanced pursuant to the foregoing sentence.

     24. Directors and Officers Insurance. The Executive shall be entitled to the protection of any insurance policies the Company or any of its affiliates from time to time maintains for the benefit of its senior executive officers and directors (or substantially similar policies) respecting liabilities, costs, charges, and expenses of any type whatsoever incurred or sustained by the Executive in connection with any action, suit or proceeding to which the Executive may be made a party or may be threatened to be made a party by reason of the Executive's being or having been a director, officer, employee or agent of the Company or serving or having served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     25. General Provisions.

         (a) Goodwill. The Company has invested substantial time and money in the development of its products, services, territories, advertising and marketing thereof, soliciting clients and creating goodwill. By accepting employment with the Company, the Executive acknowledges that the customers are the customers of the Company, and that any goodwill created by the Executive belongs to and shall inure to the benefit of the Company.

         (b) Notice. Any notice or demand required or permitted hereunder shall be made in writing (i) either by actual delivery of the notice or demand into the hands of the party thereunder entitled, or (ii) by the mailing of the notice or demand in the United States mail, certified or registered mail, return receipt requested, all postage prepaid and addressed to the party to whom the notice or demand is to be given at the party's respective address set forth below, or such other address as the parties may from time to time designate by written notice as herein provided.

     As addressed to the Company:

            Metal Management, Inc.
            500 North Dearborn Avenue
            Suite 405
            Chicago, Illinois 60610
            Chief Executive Officer

     With a copy to:

            Erhard R. Chorle, Esq.
            Shefsky & Froelich Ltd.
            444 North Michigan Avenue
            Suite 2500
            Chicago, Illinois 60611

     As addressed to the Executive:

            Mr. George A. Isaac, III
            The Isaac Corporation
            1645 Indian Wood Circle
            Maumee, OH 43537

     With a copy to:

             David F. Waterman, Esq.
             Shumaker, Loop & Kendrick, LLP
             North Courthouse Square
             100 Jackson
             Toledo, OH 43624-1573

The notice or demand shall be deemed to be received in case (i) on the date of its actual receipt by the party entitled thereto and in case (ii) on the date of its mailing.

         (c) Amendment and Waiver. No amendment or modification of this Agreement shall be valid or binding upon the Company unless made in writing and signed by an officer of the Company duly authorized by the Board of Directors or upon the Executive unless made in writing and signed by him. The waiver by either party hereto of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by such party.

         (d) Entire Agreement. This Agreement constitutes the entire Agreement between the parties with respect to the Executive's duties and compensation as an executive of the Company and shall supersede any and all prior agreements or understandings between the parties hereto; and there are no representations, warranties, agreements or commitments between the parties hereto with respect to his employment except as set forth herein.

         (e) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Illinois.

         (f) Severability. If any provision of this Agreement shall, for any reason, be held unenforceable by a court of competent jurisdiction, such provision shall be severed from this Agreement unless, as a result of such severance, the Agreement fails to reflect the basic intent of the parties. If the Agreement continues to reflect the basic intent of the parties, then the invalidity of such specific provision shall not affect the enforceability of any other provision herein, and the remaining provisions shall remain in full force and effect.

         (g) Assignment. The Executive may not under any circumstances delegate any of his rights and obligations hereunder without first obtaining the prior written consent of the Company. The Company shall cause this Agreement and all of the Company's rights and obligations hereunder, including without limitation the obligations of the Company in the event of a termination of employment by the Company pursuant to Section 14(a), to be assigned and expressly assumed by any successor to all or substantially all of the business and/or assets of the Company, whether direct or indirect, by purchase, merger, consolidation or otherwise, including upon a Change in Control (as defined in Section 14(e)); provided, however, that any such assignment shall not relieve the Company of its obligations hereunder to the extent that an assignee does not fulfill such obligations.

         (h) Heirs. This Agreement shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributors, devisees and legatees. If the Executive should die while any amount would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Executive's devisee, legatee or other designee or, if there is no such designee, to the Executive's estate.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                             METAL MANAGEMENT, INC.

                                             By:[signature]
                                                -------------------------
                                                Its: President
                                                -------------------------

                                             EXECUTIVE
                                                /s/ George A. Isaac, III
                                                -------------------------
                                                GEORGE A. ISAAC, III